August 28, 2024

Zach Davis
Chief Financial Officer
Cheniere Energy, Inc.
845 Texas Avenue, Suite 1250
Houston, Texas 77002

       Re: Cheniere Energy, Inc.
           Registration Statement on Form S-4
           Filed August 22, 2024
           File No. 333-281726
Dear Zach Davis:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claudia Rios at 202-551-8770 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   George Vlahakos, Esq.